

February 22, 2024

Kevin Amolsch
Chief Executive Officer
PFG Fund V, LLC
6990 W 38th Ave, Suite 208
Wheat Ridge, CO 80033

Re: PFG Fund V, LLC
Amendment No. 1 to
Offering Statement on Form 1-A
Filed February 7, 2024
File No. 024-12379

Dear Kevin Amolsch:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 23, 2024 letter.

Amended Offering Statement on Form 1-A

Subscription Procedures, page 20

1. We acknowledge your response to prior comment 1, but as your analysis is not sufficiently responsive, we reissue the comment. We note your disclosure on page 21 that the Company has not set a maximum period of time to decide whether to accept or reject a subscription. We also note that the Company reserves the right to withdraw or terminate the offering hereby at any time and may reject any offer to purchase Notes in whole or in part. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason and may withdraw or terminate the offering at any time, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Management's Discussion and Analysis of Financial Condition, page 25

2.   We acknowledge your response to prior comment 3. Please correspondingly update your Management's Discussion and Analysis disclosure to reflect your most recent financial periods. In this regard, refer to Item 9 of the Form 1-A, which seeks disclosure regarding your financial condition, changes in financial condition and results of operations for each year and interim period for which financial statements are required by Part F/S. Also, please include the Signature Page at the end of your offering statement rather than on page F-19 as currently.

Summary of Notes, page 43

3.   We acknowledge your response to prior comment 2, but as your analysis is not sufficiently responsive, we reissue the comment. We note that your notes are offered with a minimum term of 60 months from the dates of issue and subject to automatic renewal. We also note your statement on the cover page that the offering is in an amount that at the time the offering circular is qualified, is reasonably expected to be offered and sold within two years. Please revise to reconcile your disclosures. Please also provide us with your analysis as to whether the renewal of the Notes would constitute a distinct offer and sale of a security requiring registration under Section 5 of the Securities Act of 1933 or an applicable exemption.

Exhibits

4.   We note the consent filed is dated January 11, 2021. Please file an updated auditor consent.

     Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Real Estate & Construction

cc: Kevin Kim, Esq.